EXHIBIT 99.1

VIZSLA SILVER EXPANDS MINERALIZATION AT SOUTHERN END OF NAPOLEON

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Oct. 12, 2022 /CNW/ - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 12 new drillholes targeting the southern extension of the Napoleon Vein, at its 100%-owned flagship Panuco silver-gold project ("Panuco") located in Mexico. The new drill holes report high grade silver and gold intercepts from the footwall vein splays and further support grade continuity to the south along the main Napoleon Vein.

Highlights

•	NP-22-316 returned 2,767 grams per tonne (g/t) silver equivalent (AgEq) over 1.00 metres true width (mTW) (2,642 g/t silver, 1.60 g/t gold, 1.87 % lead and 4.08 % zinc) and,
•	999 g/t AgEq over 1.00 mTW (740 g/t silver, 3.63 g/t gold, 0.23 % lead and 1.23 % zinc)
•	NP-22-315 returned 396 g/t AgEq over 1.86 mTW (354 g/t silver, 0.60 g/t gold, 0.19 % lead and 0.51 % zinc) and,
•	1,413 g/t AgEq over 1.81 mTW (1,268 g/t silver, 3.12 g/t gold, 0.06 % lead and 0.22 % zinc)
•	NP-22-306 returned 359 (g/t) AgEq over 1.52 mTW (235 g/t silver, 1.45 g/t gold, 0.55% lead and 0.61 % zinc) and,
•	775 g/t AgEq over 0.91 mTW (320 g/t silver, 5.77 g/t gold, 0.55% lead and 1.34 % zinc)

"We continue to view the southern extent of Napoleon as a primary target for near-term resource growth at Panuco," commented Michael Konnert, President and CEO. "With a local exploration model that continues to be validated through ongoing drilling, exploration along the southern extent of Napoleon has become increasingly predictive. We have now defined several high-grade shoots along the 2.5 kilometre long corridor which remain open for further expansion both along strike and at depth. Additionally, high-grade results from the footwall vein splays demonstrate that the Napoleon Vein Corridor is more than one structure, it is a vein system with increased potential to delineate resources. Of the nine drill rigs currently turning on the property, expansion/conversion drilling continues at Napoleon with two rigs, including one direction rig."

Figure 1: Plan map of recent drilling along the southern extent of the Napoleon vein. (CNW Group/Vizsla Silver Corp.)

Details of the Napoleon Southern Extent

Infill and step-out (expansionary) drilling completed to date has led to an improved understanding on the controls to mineralization along the Napoleon vein corridor. Observations based on metal zonation and alteration continue to suggest the corridor has been tilted with the southern extent being at the top of the mineralized horizon, near surface (Figure 3).

Previously reported high-grade gold values closer to surface support the model (see press release dated December 16, 2021), while results disclosed in this news release, show additional high precious metals grades on vein splays at the footwall of the main Napoleon structure. The new vein splays are situated between 50-70 metres into the footwall and merge with the main Napoleon vein at depth.

Deeper directional drilling in holes NP-22-307 and NP-22-314 intersected the Napoleon structure with high base metal and low precious metal concentrations, as predicted by the model. Directional drilling remains ongoing at the southern end of Napoleon, testing both the main Napoleon structure and its vein splays to depth within the "precious metals rich" horizon.

These results serve to further demonstrate the continuity of high-grade silver and gold mineralization along the southern extent of the main Napoleon vein, outside of the March 2022 mineral resource boundary and support ongoing exploration potential of the footwall and hanging wall vein splays. Vizsla has completed structural and 3D geologic modelling of the vein splays and plans to further drill step-out holes specifically designed to test mineral continuity along strike and to depth.

Figure 2: Longitudinal section of the main Napoleon Vein. The section is inclined along the dip of the structure. (CNW Group/Vizsla Silver Corp.)

Figure 3: Longitudinal section of a vein splay (FW Splay 1) on the footwall of main Napoleon. The section is inclined along the dip of the structure. (CNW Group/Vizsla Silver Corp.)

Figure 4: Napoleon Vein Corridor Exploration Model Longitudinal Section with pierce points. (CNW Group/Vizsla Silver Corp.)

Figure 5: Cross section highlighting recent drill intercepts located below the inferred resource boundary at the southern extent of Napoleon. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-22-306	482.45	485.45	3.00	1.52	235	1.45	0.55	0.61	359	NAPOLEON
NP-22-306	555.25	557.05	1.80	0.91	320	5.77	0.55	1.34	775	FW SPLAY 1
NP-22-307	316.60	317.40	0.80	0.43	164	0.65	0.34	2.14	284	HW SPLAY
NP-22-307	644.40	646.15	1.75	0.95	38	0.23	0.49	4.65	230	NAPOLEON
NP-22-308	486.40	488.10	1.70	1.02	87	0.75	0.24	0.78	169	HW SPLAY
NP-22-308	567.45	568.10	0.65	0.39	24	9.67	0.08	0.67	744	HW SPLAY
NP-22-308	583.55	584.05	0.50	0.30	59	1.35	0.87	1.09	213	NAPOLEON
NP-22-308	No significant values									FW SPLAY 1
NP-22-310	592.40	595.30	2.90	1.85	24	0.58	0.67	2.64	176	NAPOLEON
NP-22-313	347.35	349.20	1.85	1.23	280	2.79	0.47	2.29	555	HW SPLAY
NP-22-313	No significant values									NAPOLEON
NP-22-314	No significant values									NAPOLEON
NP-22-314	726.75	727.25	0.50	0.31	34	0.02	0.53	2.23	126	FW SPLAY
NP-22-315	No significant values									NAPOLEON
NP-22-315	343.60	345.50	1.90	1.86	354	0.60	0.19	0.51	396	FW SPLAY 1
NP-22-315	349.15	351.00	1.85	1.81	1268	3.12	0.06	0.22	1413	FW SPLAY 2
NP-22-316	No significant values									NAPOLEON
NP-22-316	390.00	391.05	1.05	1.00	2642	1.60	1.87	4.08	2767	FW SPLAY 1
NP-22-316	406.00	407.05	1.05	1.00	740	3.63	0.23	1.23	999	FW SPLAY 2
NP-22-318	281.25	282.00	0.75	0.75	395	5.03	0.02	0.04	731	NAPOLEON
NP-22-318	375.00	377.90	2.90	2.52	84	0.57	0.10	0.36	135	FW SPLAY 1
NP-22-319	309.00	310.20	1.20	1.01	150	0.36	0.19	0.21	178	NAPOLEON
NP-22-319	No significant values									FW SPLAY 1
NP-22-322	244.80	246.35	1.55	0.70	904	1.59	0.20	0.48	977	HW SPLAY
NP-22-322	388.05	388.60	0.55	0.25	66	2.41	1.02	2.41	347	HW SPLAY
NP-22-322	416.80	420.10	3.30	1.50	50	1.00	0.74	3.63	267	NAPOLEON
NP-22-322	No significant values									FW SPLAY 1
NP-22-323	296.10	297.15	1.05	0.75	196	8.49	0.20	0.29	808	NAPOLEON
NP-22-323	No significant values									FW SPLAY 1
Table 1: Downhole drill intersections from the holes completed along the Napoleon vein.
Note: AgEq = Ag ppm x Ag rec. + (((Au ppm x Au rec. x Au price/gram) + (Pb% x Pb rec. x Pb price/t) + (Zn% x Zn rec. x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead and$2,505/t zinc. Metallurgical recoveries applied in the calculation (93% for silver, 90% for gold, 94% for lead and 94 % for zinc), were determined for the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-22-306	403,852	2,586,040	453	270	-64.1	585.0
NP-22-307	403,683	2,586,974	484	280	-62.2	695.0
NP-22-308	403,918	2,586,087	447	270	-61.5	729.0
NP-22-310	403,848	2,586,432	477	269	-55.2	643.5
NP-22-313	403,816	2,586,554	451	268	-55.0	625.2
NP-22-314	403,685	2,586,981	488	280	-62.2	754.3
NP-22-315	403,762	2,586,259	439	272	-45.0	381.0
NP-22-316	403,779	2,586,307	449	275	-41.0	466.5
NP-22-318	403,753	2,586,371	477	270	-37.8	418.5
NP-22-319	403,762	2,586,259	438	272	-52.5	453.0
NP-22-322	403,762	2,586,259	438	274	-57.4	465.0
NP-22-323	403,753	2,586,371	477	270	-46.0	502.5

	Table 2: Napoleon vein drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Panuco hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq. A NI 43-101 technical report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, with an effective date of March 1, 2022 was prepared by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade and expand the maiden resource, and publication of a resource update in Q4 2022.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla' management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 12-OCT-22